mwe.com Gary Emmanuel Attorney at Law gemmanuel@mwe.com +1 212 547 5541

July 14, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ryan Rohn

Stephen Krikorian

Priscilla Dao

Joshua Shainess

Re:	Beamr Imaging Ltd.

Draft Registration Statement on Form F-1

Submitted December 22, 2021

CIK No. 0001899005

Dear Mr. Shainess:

On behalf of Beamr Imaging Ltd. (the “Company”), we are writing to provide an update on one of the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 21, 2022, relating to the above referenced Draft Registration Statement on Form F-1 (CIK No. 0001899005) submitted by the Company on December 22, 2021 (the “Draft Registration Statement”).

Unless otherwise indicated, all information contained in this letter assumes a 1-for-5 reverse stock split of the Company’s ordinary shares to take effect upon listing of the Company’s ordinary shares on the Nasdaq in connection with the IPO.

For ease of review, we have set forth below the comment of your letter and the Company’s response thereto.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

Mr. Rohn, Mr. Krikorian, Ms. Dao, and Mr. Shainess

July 14, 2022

Note 11 - Share Options, page F-44

9.	Please provide a summary of stock options granted since January 1, 2021. Please provide the date and amount of each stock option granted along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

Response: The Company respectively advises the Staff that below is a summary of options granted since January 1, 2021:

Grant Date [1]	Amount	Fair Value of Ordinary Shares
August 22, 2021	214,688	US$3.20

The fair value of the ordinary shares of the Company further increased from $3.20 per ordinary share as of June 30, 2021 to US$5.30 per ordinary share as of December 31, 2021, representing an increase of 66% of the fair value of the Company’s ordinary shares over such period, which was attributable to: (i) the increased probability of an initial public offering (the “IPO”) and decreased discount for lack of marketability (the “DLOM”) in the Company due to progress with the IPO process; and (ii) the progress made in the Company’s collaboration with NVIDIA Corporation during the relevant period, which further bolstered the expected feasibility of the Company’s cloud based SaaS solution.

The fair value of ordinary shares underlying the share options was determined by the Company’s management with the assistance of an independent third-party valuation firm.

The valuation that was used by the Company’s Board of Directors as part of its estimation of the fair value of the Company’s ordinary shares as of June 30, 2021 and December 31, 2021, was determined by using an Hybrid Method which combined (a) Discounted Cash Flow method (the “DCF”) and Option Pricing Method (the “OPM”) and (b) an IPO scenario. An increase in the probability of the IPO, as deployed in the valuation models from 30% for June 30, 2021 to 60% for December 31, 2021 are due to management’s expectation of completing the IPO, based on the engagement of ThinkEquity LLC as representative of the underwriters of the IPO, funds raised in a private placement in support of the IPO, and the initial filing of the Company’s Draft Registration Statements and Registration Statement on Form F-1, which the Company has since publicly filed. As a result of the progress of the IPO, the DLOM decreased from 14.5% to 7.5%.

[1]	In March 2022, the Company’s board and shareholders approved the grant, subject to completion of the IPO, to each of the non-executive directors of options to purchase 3,800 ordinary shares at an exercise price equal to the public offering price of the IPO.

Mr. Rohn, Mr. Krikorian, Ms. Dao, and Mr. Shainess

July 14, 2022

Reconciliation of Fair Value Estimates to Midpoint of Preliminary Price Range:

The Company set the estimated price range for the IPO (the “Price Range”) to be US$10 to US$12 per share. The midpoint of the Price Range is US$11 per share. As further discussed below, this increase is consistent with the increased likelihood that the Company will complete an IPO which would provide the Company with a significant amount of capital to finance its business plan together the continued advancement of the Company’s cloud based SaaS solution.

As is typical in initial public offerings, the Price Range was not derived using a formal determination of fair value but was derived primarily through consultation with the underwriter. Among the factors that were considered in determining the Price Range for the IPO are: (i) estimates of business potential and earnings prospects for the Company and the high-growth cloud industry in which it operates; (ii) an analysis of the typical valuation ranges seen in recent IPOs for other companies in the Company’s industry; and (iii) the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and those in the Company’s industry.

The Company respectfully submits that the difference between the most recent valuations of the shares underlying the options and the mid-point of the Price Range is primarily attributable to the following factors:

●	since December 2021, the Company has taken several steps towards the completion of an IPO including the initial public filing in February 2022 and the pricing prospectus filing in July 2022 which have increased the probability that the Company will complete an IPO;

●	given its proximity to the completion of the IPO, the Price Range necessarily assumes that the IPO has occurred and that a public market for the Company's ordinary shares has been created, and, therefore, excludes any DLOM of the Company's ordinary shares. As described above, the DLOM decreased as the Company comes closer to the completion of the IPO;

●	the proceeds of a successful IPO would substantially strengthen the Company's balance sheet by increasing its cash resources so that the Company can complete the build out of its cloud based SaaS platform which the Company views as a major driver of the Company’s future growth. In addition, the completion of the IPO would provide the Company with ready access to the public company equity and debt markets;

Mr. Rohn, Mr. Krikorian, Ms. Dao, and Mr. Shainess

July 14, 2022

●	the continued advancement in the Company’s collaboration with NVIDIA Corporation together with the continued work to shift the Company’s revenue model to a cloud based SaaS offering; and

●	the holders of the Company's convertible ordinary and preferred shares currently enjoy substantial economic rights and preferences over the holders of its ordinary shares, including liquidation payments in preference to holders of ordinary shares. The Price Range assumes the conversion, on a share for share basis, of all of the Company's convertible ordinary, preferred shares, as well as the convertible bridge loans upon the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible ordinary and preferred shares results in a higher ordinary share value. In addition, conversion of the convertible bridge loans decreases the Company's liability.

Given the considerations outlined above, the Company believes that the difference between the estimated fair value of ordinary shares for equity awards granted since December 2021 and the midpoint of the Price Range is reasonable.

Please contact me at 212-547-5541 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Gary Emmanuel

cc: Sharon Carmel, Chief Executive Officer